SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

         Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934
            or Suspension of Duty to File Reports Under Section 13
               and 15(d) of the Securities Exchange Act of 1934.

                               ReSound Corporation
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             (Exact name of registrant as specified in its charter)

    California                      000-20046                  77-0019588
 ----------------                  ------------          ----------------------
 (State or other                   (Commission              (I.R.S. Employer
 jurisdiction of                   File Number)          Identification Number)
 incorporation)

           220 Saginaw Drive, Seaport Centre, Redwood City, CA 94063
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                   (Address of principal executive offices)


                                (650) 780-7800
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             (Registrant's telephone number, including area code)


                    Common Stock, par value $0.01 per share
                        Preferred Share Purchase Rights
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           (Title of each class of securities covered by this Form)


                                      N/A
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          (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


         Rule 12g-4(a)(1)(i)     [X]          Rule 12h-3(b)(1)(ii)    [ ]
         Rule 12g-4(a)(1)(ii)    [ ]          Rule 12h-3(b)(2)(1)     [ ]
         Rule 12g-4(a)(2)(i)     [ ]          Rule 12h-3(b)(2)(ii)    [ ]
         Rule 12g-4(a)(2)(ii)    [ ]          Rule 15d-6              [ ]
         Rule 12h-3(b)(1)(i)     [ ]

         Approximate number of holders of record as of the certification or notice date: 1
            ---

         Pursuant to the requirements of the Securities Exchange Act of 1934 ReSound Corporation has caused this Certification/Notice to be signed on its behalf by the undersigned duly authorized person.

                                      RESOUND CORPORATION



Date: July 6, 1999                    By: /s/ Edward Lopez
                                          --------------------------------------
                                          Name:  Edward Lopez
                                          Title: Vice President, Business
                                                 Development, General Counsel
                                                 and Secretary


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